Exhibit 4.5
G&K SERVICES, INC.
RESTATED EQUITY INCENTIVE PLAN (2010)
TERMS OF NON-QUALIFIED
NON-EMPLOYEE DIRECTOR STOCK OPTION
ANNUAL GRANT
Pursuant to a letter (the “Grant Letter”) addressed and delivered to you from G&K Services, Inc. (the “Company”), and subject to your acceptance in accordance with paragraph 1 below, the Company has granted you a non-qualified stock option (the “Option”) pursuant to the terms of the G&K Services, Inc. Restated Equity Incentive Plan (2010) (the “Plan”). A copy of the Plan is enclosed herewith. The terms of your Option are governed by the provisions of the Plan generally and the specific terms set forth below. Your Grant Letter and this statement of terms are your Award Agreement under the Plan. In the event of any conflict or inconsistency between the terms set forth below and the provisions of the Plan, the provisions of the Plan shall govern and control.
1.	Number of Shares Subject to the Option. Upon your acceptance of the Option, the Option entitles you to purchase all or any part of the aggregate number of shares of Class A Common Stock of the Company (the “Common Stock”) set forth in the Grant Letter as “G&K Stock Option Shares,” in accordance with the Plan. To accept the Option, within 14 days of the Grant Date, you must log into your account at www.bnymellon.com/shareowner/equityaccess and select the ‘Acknowledge Grant’ button associated with your grant.

2.	Purchase Price. The purchase price of each share of Common Stock covered by the Option shall be the “Exercise Price” set forth in the Grant Letter.

3.	Exercise and Vesting of Option. The Option is exercisable only to the extent that all, or any portion thereof, has vested. Except as provided in paragraph 4 below, the Option shall vest on the first anniversary of the “Grant Date” set forth in the Grant Letter (“Vesting Date”). In the event that you cease to be a Director of the Company prior to the Vesting Date, that portion of the Option scheduled to vest on the Vesting Date, shall not vest and all rights to and under such non-vested Option will terminate.

4.	Term of Option.
(a)	To the extent vested, and except as otherwise provided herein or in the Plan, no Option is exercisable after the expiration of ten (10) years from the Grant Date (such date to be hereinafter referred to as the “Expiration Date”).

(b)	Notwithstanding anything to the contrary herein, an Option shall automatically become immediately exercisable in full upon the death of a Non-Employee Director.

(c)	A Non-Employee Director of the Company who shall cease to be such a Non-Employee Director for any reason, including death, while holding an Option that has not expired and has not been fully exercised, may, at any time within one year of the date the Non-Employee Director ceased to be a Non-Employee Director (but in no event after the Option has expired under the provisions of subparagraph 4(a) above), exercise the Option with respect to any Common Stock as to which the Non-Employee Director could have exercised on the date he or she ceased to be such a Non-Employee Director.
5.	Method of Exercise. Subject to the terms and conditions set forth herein and in the Plan, the Option may be exercised, in whole or in part, by logging into your account at www.bnymellon.com/shareowner/equityaccess or calling 1-800-851-1982 and specifying the number of shares to be purchased and by paying in full the Purchase Price for the number of shares of Common Stock with respect to which the Option is exercised. Subject to the provisions of the Plan, such Purchase Price shall be paid in cash and/or in shares of Common Stock of the Company or other property. In addition, you shall, on or about notification to you of the amount due, pay promptly an amount sufficient to satisfy applicable federal, state and local tax requirements, if any. In the event the Option shall be exercised by any person other than you, such notice shall be accompanied by appropriate proof of the right of such person to exercise the Option. The Company has no obligation to deliver shares or cash upon exercise of the Option until all applicable withholding taxes have been paid or provided for payment and until such shares are qualified for delivery under such laws and regulations as may be deemed by the Company to be applicable thereto. Prior to the issuance of shares of Common Stock upon the exercise of the Option, you will have no rights as a shareholder.

6.	Non Transferability. No stock Option may be transferred, pledged or assigned otherwise than by will or the laws of descent and distribution. An Option may be exercised, during your lifetime, only by you, or by your guardian or legal representative. Any attempted assignment, transfer, pledge, hypothecation, or other disposition of the Option contrary to the provisions of the Plan or the provisions hereof, and the levy of any execution, attachment, or similar process upon the Option, will be null and void and without effect.

7.	Adjustment. In the event that the number of shares of Common Stock shall be increased or decreased through a reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off, stock dividend, or otherwise, then the Option shall be appropriately adjusted by the Committee, in number of shares or Purchase Price or both to reflect such increase or decrease. In the event there shall be any other change in the number or kind of outstanding shares of Common Stock, or any stock or other securities into which such shares of Common Stock shall have been changed, or for which it shall have been exchanged, whether by reason of a merger, consolidation or otherwise, then the Committee shall, in its sole discretion, determine the appropriate adjustment, if any, to be effected.

8.	Withholding. Pursuant to the provisions of the Plan, and as described in greater detail therein, the Company will have the right to withhold from any payments made in connection with the Option, or to collect as a condition of payment or delivery, any taxes required by law to be withheld.

9.	Further Assurances. By accepting the Option, you agree to execute such papers, agreements, assignments, or documents of title as may be necessary or desirable to effect the purposes described herein and carry out its provisions.

10.	Third Party Beneficiaries. Nothing contained herein is intended or shall be construed as conferring upon or giving to any person, firm or corporation other than you and the Company any rights or benefits.

11.	Entire Understanding. The provisions set forth herein and those contained in the Grant Letter and the Plan embody the entire agreement and understanding between you and the Company with respect to the matters covered herein, in the Grant Letter and in the Plan, and such provisions may only be modified pursuant to a written agreement signed by the party to be charged.

12.	Governing Law. The agreement and understanding regarding the Option, and its interpretation and effect, shall be governed by the laws of the State of Minnesota applicable to contracts executed and to be performed therein.

13.	Amendments. Except as otherwise provided in the Plan, this Award Agreement may be amended only by a written agreement executed by the Company and you.

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